February 22, 2008
Division of Corporation Finance
Securities and Exchange Commission
100 F St., N.E.
Washington, DC 20549
Attention: Mindy Hooker, Staff Accountant

Re:	Tekni-Plex, Inc.
Form 10-K for the fiscal year ended June 29, 2007
Forms 8-K filed December 17, 2007 and January 17, 2008
File No. 333-28157
Dear Ms. Hooker:
     Thank you for your letter dated February 7, 2008 (the “Comment Letter”) relating to the above-referenced documents of Tekni-Plex, Inc. (the “Company”). Set forth below are responses to the Staff’s comments numbered 1 through 4, as set forth in the Comment Letter.
Form 10-K for the year ended June 29, 2007
Item 7. MD&A – Critical Accounting Policies – Goodwill Impairment, page 23
1. Your disclosures do not clearly indicate what factors you considered and what assumptions you used when you performed your goodwill impairment testing. In future filings please specifically disclose and discuss the factors you considered and quantify the assumptions you used when performing your impairment analysis. Your disclosure should clearly indicate how and why you have determined that your remaining goodwill is not impaired.
     In future filings, the Company will specifically disclose and discuss the factors considered when performing the impairment analysis, including a quantification of assumptions used. In addition, the disclosure will clearly indicate how and why the Company determined that the remaining goodwill is not impaired.
Item 9A – Controls and Procedures, page 26
2. We note your disclosure here and in Item 4 of your quarterly filing that you have determined that your disclosure controls and procedures are not effective and that you have had significant improvements and expect further improvements. In future filings please clearly state what further improvements you intend to implement and when you expect them to be implemented.
     The Company has disclosed in Part I. Item 4 of its Form 10-Q for the quarter ended December 28, 2007 (the “10-Q”) the further improvements that it intends to implement and when it expects them to be implemented. The Company will provide similar levels of disclosure in future filings.
Report of Independent Registered Public Accounting Firm, page F-1

3. Your audit report indicates that your auditor conducted their audit “in accordance with auditing standards of the Public Company Accounting Oversight Board (United States)” however, Audit Standard No. 1 states that the auditor should conduct their audit “in accordance with the standards of the Public Company Accounting Oversight Board” since such standards also include practice standards. Please amend your filing to include a report from your independent accountant that complies with the requirements of Audit Standard No. 1.
     Today, the Company filed an amendment to Form 10-K for the fiscal year ended June 29, 2007 (the “10-K/A”) to include a report from the Company’s independent accountant that complies with the requirements of Audit Standard No. 1. Please see the “Report of Independent Registered Public Accounting Firm” in the 10-K/A.
Forms 8-K filed December 17, 2007 and January 17, 2008
4. We note the subsequent events related to your debt agreements. Please ensure your liquidity disclosures in MD&A in future filings fully address your current financial condition, your plans to improve your current financial condition and the potential consequences if you are unable to implement your plans.
     The Company has included disclosures in the 10-Q and in its Form 8-K filed on February 21, 2008 (the “8-K”) which address its current financial condition, its plans to improve its current financial condition and the potential consequences if it is unable to implement its plans. Please see “Part I. Item 1. Financial Statements—Notes to Consolidated Financial Statements—Note 1. Recent Developments” in the 10-Q and Items 1.01 and 3.01 of the 8-K. The Company will provide similar levels of disclosure in MD&A in future filings.
     The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding these responses, please do not hesitate to contact me at (908) 722-4800.

Sincerely,

/s/ James E. Condon
Name: James E. Condon
Title: Chief Financial Officer

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